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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

TMM Group, Inc.
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2003
Grupo TMM, S.A.
	By:	/s/ JACINTO MARINA CORTÉS Jacinto Marina Cortés Chief Financial Officer

        This Form 6-K and the exhibit attached hereto is hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712, and the Registration Statement on Form F-4, Number 333-99075.

CONTENTS

Item 1.    Information Relating to Description of Capital Stock of Grupo TMM, S.A.

ITEM 1.

DESCRIPTION OF CAPITAL STOCK

SHARE CAPITAL

        Our only class of outstanding capital stock consists of Series A Shares. All of our issued Series A Shares are fully paid and non-assessable. At January 31, 2003, our authorized capital consisted of 67,463,137 Series A Shares, of which 56,963,137 were issued and outstanding. We have not issued any shares of our Series A Shares stock since April 29, 2002. Non-Mexicans hold Series A Shares in the form of ordinary participation certificates, or CPOs, which are held in a CPO Trust.

        As of January 31, 2003, neither we nor any of our subsidiaries owned any shares of our Series A Stock nor any of our ADRs.

        Except for the Note-Linked Securities to purchase our Series A Shares (which are described below), as of January 31, 2003, there were no outstanding options or warrants to purchase any of our Series A Shares.

        All shares of our Series A Shares or ADSs which we have issued or may be required to issue upon the exercise of outstanding options or warrants have been or will be authorized and approved by our shareholders at a shareholders' meeting.

History of Capital Stock

        As of January 1, 2001, we had outstanding 262,654,670 shares of stock, with a par value of Ps. 1.00 per share, consisting of 700 Series A Shares and 262,653,970 Series B Shares. On October 31, 2001, we effected a reverse stock split of our Series B Shares, pursuant to which our 262,653,990 outstanding Series B Shares were converted to the 17,440,890 Series B Shares. At the same time, we reduced the par value of our Series A Shares and our Series B Shares to zero.

        At an Extraordinary Shareholders' Meeting held on December 7, 2001, our Shareholders authorized the issuance of an additional 4,412,914 Series A Shares and the conversion of all of our outstanding Series B Shares to Series A Shares. As a result of such issuance and conversion, immediately prior to the effective time of the merger of Transportaciónn Marítima Mexicana, S. A. de C. V. ("TMM" our predecessor company), with and into Grupo TMM, we had outstanding an aggregate of 21,854,504 Series A Shares and no Series B Shares.

        In connection with the merger, at an Extraordinary Shareholders' Meeting held on December 21, 2001, our Shareholders authorized the issuance of (i) an additional 20,867,849 Series A Shares, to be issued in exchange for TMM Series A Shares, and (ii)14,240,784 new Series L Shares, without par value, to be issued, in exchange for TMM Series L Shares.

        After giving effect to the transactions described above, our capital stock at December 31, 2001 consisted of 42,722,353 outstanding Series A Shares and 14,240,784 outstanding Series L Shares.

        On April 29, 2002, our Shareholders authorized an additional 10,500,000 million Series A Shares to be issued in connection with our senior convertible notes and note-linked securities.

        On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one shares of our Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anonima). Following the reclassification, we had 56,963,173 Series A shares outstanding.

        During the last three years there has been no change to the voting rights attaching to our capital stock.

Convertible Notes

        Pursuant to the terms of the Securities Purchase Agreement, dated as of May 6, 2002, by and among Grupo TMM, HFTP Investment L.L.C., Gaia Offshore Master Fund, Ltd., Caerus Fund Ltd. and Leonardo, L.P., we issued on May 29, 2002 senior convertible notes in the aggregate principal amount of $32.5 million (the "Initial Notes"), which bear interest at 9% per annum payable at maturity or upon conversion or redemption of the principal.

        Payments of principal and other payments due under the Convertible Notes rank pari passu with our 9 1/2% Senior Notes due 2003, our 10 1/4% Senior Notes due 2006 and our Euro-Commercial Paper and any debt issued in exchange therefor or replacement thereof.

        The Initial Notes are repaid in weekly installments of principal, plus accrued interest at 9% per annum, and will be fully amortized by May 5, 2003. At our option, the weekly installments may be repaid in cash at 105% of par, plus accrued interest, or by issuing Series A ADSs according to a conversion rate based on a 7% discount to the weighted average trading price of the Series A ADSs over the 5 trading day period preceding each issuance. In order to preserve the ability to pay the weekly installment amounts in Series A ADSs, we must comply with several conditions, including maintaining the effectiveness of the registration statement (as more fully described below), complying with the listing requirements of the New York Stock Exchange, timely delivery of Series A ADSs upon conversion of the Convertible Notes, and compliance with other requirements under the Convertible Notes, the Securities Purchase Agreement and the Registration Rights Agreement.

        If any principal of the Initial Notes remains outstanding on May 5, 2003, the holder shall surrender the Initial Note to us and the principal shall be redeemed by payment on that date to the holder of an amount equal to the sum of 105% of the principal plus accrued interest at 9% per annum with respect to the principal.

        In addition, subject to certain conditions, we may redeem some or all of the principal of the Convertible Notes for an amount in cash equal to the sum of 105% of the principal amount being redeemed plus accrued interest at 9% per annum with respect to such principal.

  Conversion at the Option of the Holder

        Each of the Convertible Notes is convertible at the option of the holder at any time into that number of Series A ADSs equal to (i) the principal amount being converted, plus accrued interest at 9% per annum, divided by (ii) the applicable Conversion Price (the "Conversion Rate"). The applicable Conversion Price for a conversion at the option of the holder as of any date of determination is equal to 200% of the weighted average price of the Series A ADSs on the respective closing dates, subject to various adjustments (the "Fixed Conversion Price"), as set forth in the Convertible Notes. The Fixed Conversion Price for the Initial Notes is currently $21.3792.

        If we do not timely effect a conversion of the Convertible Notes, we will be subject to certain cash penalties, adjustments to the applicable Fixed Conversion Price and certain other penalties as more fully described in the Convertible Notes. If we do not effect the conversion within a certain period of time, the holders of the Convertible Notes may require that we redeem all of the outstanding principal of the Convertible Notes.

        Any holder of the Convertible Notes is prohibited from converting its respective Convertible Notes if after giving effect to the conversion, the holder would hold in excess of 4.99% of our total outstanding Series A Shares.

  Acceleration and Default Provisions

        If certain events, referred to as Triggering Events, occur, the holders of the Convertible Notes may cause us to redeem the Convertible Notes in cash at a price equal to the greater of (1) 105% (and in certain cases, including a material breach, 125%) of the principal, plus accrued interest at 9% per annum and (2) the number of Series A ADSs issuable upon conversion multiplied by the weighted average price of the Series A ADSs on the trading day immediately preceding such event. Circumstances under which the holders may redeem the Convertible Notes, include, without limitation, the failure to obtain and/or maintain the effectiveness of the registration statement, suspension from trading or the failure to be listed for a period of 10 consecutive trading days, the failure to timely deliver Series A ADSs and a material breach by us under the transaction documents.

        If we are unable to effect a redemption, as a result of a Triggering Event, the holders are entitled to void their redemption notices and receive a reset of their applicable Fixed Conversion Price to the lesser of (A) the Fixed Conversion Price as in effect on the date on which the holder delivers notice to us of its intent to void the redemption notice and (B) the lowest weighted average price of our Series A ADSs during the period beginning on the date on which the notice of redemption is delivered to us and ending on the date the holder delivers notice to us of its intent to void the redemption notice.

        If we are unable to redeem all of the Convertible Notes submitted for redemption, we shall (i) redeem a pro rata amount from each holder of the Convertible Notes and (ii) pay to the holder interest at the rate of 1.5% per month with respect to the unredeemed principal until paid in full.

        Upon a Change of Control (as defined in the Convertible Notes) the holders of the Convertible Notes have the right to require us to redeem all or a portion of the principal at a price equal to the greater of (i) the sum of (x) 115% (or 105% in the case of a Change in Control that was not approved by our Board) of such principal, plus (y) accrued interest at 9% per annum, and (ii) the number of Series A ADSs issuable upon conversion multiplied by the arithmetic average of the weighted average prices of the Series A ADSs during the five (5) trading days immediately preceding such date.

        If an Event of Default (as defined in the Convertible Notes) occurs the holders of the Convertible Notes may declare the Convertible Notes, including all amounts due thereunder, to be due and payable immediately. Such amount shall bear interest at the rate of 1.5% per month until paid in full. If we do not timely pay the amounts due, the holders of the Convertible Notes may void the acceleration and the Fixed Conversion Price shall be adjusted to the lesser of (i) the Fixed Conversion Price as in effect on the date on which the holders of the Convertible Notes notify us of their intent to void the acceleration and (ii) the lowest weighted average price of our Series A ADSs during the period beginning on the date on which the Convertible Notes became due and ending on the date on which the holders of the Convertible Notes notify us of their intent to void the acceleration. The Events of Default, as defined in the Convertible Notes, include a default in payment of any principal amount of the Convertible Notes, failure to comply with a material provision of the Convertible Notes, payment defaults with respect to certain indebtedness and initiation of bankruptcy proceedings.

Note-linked Securities to Purchase Series A Shares

        Under the terms of the Securities Purchase Agreement described above, at the initial closing we also issued to HFTP Investment L.L.C., Gaia Offshore Master Fund, Ltd., Caerus Fund Ltd. and Leonardo, L.P. note-linked securities (the form of which was submitted as Item 12 to our current report on Form 6-K dated May 9, 2002) to purchase an aggregate of 1,311,290 Series A Shares, represented by ADSs, at an exercise price of $9.9139 per share, subject to adjustment as provided in the note-linked securities, which may be exercised at the holder's election on a net or "cashless" basis. The note-linked securities may be exercised at any time or from time to time on or prior to May 29, 2005.

        In connection with the sale of the Convertible Notes and note-linked securities described above pursuant to the Securities Purchase Agreement, the Company filed a Form F-3 Registration Statement on June 18, 2002, registering the Series A Shares issuable upon conversion of the notes and exercise of the note-linked securities.

MEMORANDUM AND ARTICLES OF ASSOCIATION

        The following is a summary of the provisions of the Estatutos Sociales (bylaws) of Grupo TMM, and is qualified in its entirety to the actual provisions within the bylaws themselves and applicable provisions of the General Law of Mercantile Companies and the Mexican Securities Market Laws.

Board Of Directors

        Our business and affairs are managed by the board of directors, which consists of not more than twenty or less than five persons, provide that at least twenty five percent of the directors are independent. Our directors are elected annually at the annual general meeting of shareholders. Each director (whenever elected) holds office until the next annual general meeting of shareholders following his or her election and until his successor is elected and qualified or until his or her earlier resignation or removal.

        Any director may resign at any time. Any director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote at a general ordinary shareholders' meeting. If any vacancies occur in the board of directors, or if the authorized number of directors is increased, the directors then in office may continue to act (provided that the majority of our board of directors is present), and such vacancies may be filled by a majority of the directors then in office. Any vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a general meeting of shareholders called for such purpose.

        The meetings of the board of directors may be ordinary or extraordinary. The ordinary meetings shall be held periodically on the dates and times designated by such board of directors, provided that such board of directors meets at least once every three months. The extraordinary meetings shall be held when the Chairman of the board of directors determines or at the request of twenty five percent of the directors or any of the examiners of the company. The board of directors shall meet at the company domicile or at any other place in Mexico or abroad as determined beforehand in the respective call. The meetings of the board of directors shall be presided over by the chairman of the same and in absence of such, by any director designated by the directors present at the meeting in question, by a majority of votes.

        In order for the board of directors meeting to be valid, at least half of the directors that make up the board of directors from time to time must be in attendance. In order for the resolutions of the board of directors to be considered valid, they should be adopted by the favorable vote of the majority of the Directors present at the meeting in question, notwithstanding whether a quorum exists or not. In the event of a tie, the Chairman of the board of directors, or its alternate, as applicable, shall have the tie breaking vote.

Purpose

        Chapter 1 of our bylaws states that our purpose is:

        A)  Acquire any interests or partnership interests in the capital of other mercantile or civil companies, forming a part in their incorporation or acquiring shares or partnership interests in already incorporated companies, as well as assign or transfer such shares or partnership interests. The companies in which the company is the holder of the greatest number of shares or partnership interests, should not directly or indirectly invest in shares of the company, nor of any other company that is a majority shareholders of the same, and if they are not shareholders, then that they are aware that it is a shareholder in the same;

        B)    Promote, organize and manage all types of mercantile or civil companies;

        C)    Manufacture, arm, prepare and repair, on its own account or on the account of third parties, in the Mexican Republic and abroad, all types of vessels;

        D)  Establish and exploit navigation services for cargo and passenger transport, in the Mexican Republic and abroad;

        E)    Construct, install and maintain, both in the Mexican Republic and abroad, on its own account or on the account of third parties, docks, dikes, repair shops for signaling services, meteorological stations and their respective equipment, as well as all related services;

        F)    Purchase, or in any way acquire and sell or in any other form transfer, on its own account or on the account of third parties, all types of vessels or any other kind of machines and equipment for maritime transportation, as well as their motors, parts, fuel and lubricants.;

        G)  Install and maintain radio, telegraph and telephone communications or communications of any other nature for use by the company businesses or for any other purpose under applicable law;

        H)  Operate and participate in the national railroads system, on its own or by means of mercantile companies in which the company has a capital interest;

        I)    Establish all types of logistics systems and provide all types of logistics services in the Mexican Republic or abroad, on its own account or on account of mercantile companies in which the company has a capital interest;

        J)    Receive and promote guidance, by means of all types of individuals or companies, whether Mexican or foreign, for all services that may be necessary to carry out the corporate purpose;

        K)  Grant loans to the mercantile or civil companies in which the company has a majority interest or participation or in which the Company may exercise the power of appointing the majority of the administrative bodies, or to third parties in the ordinary course of business;

        L)    Obtain, acquire or use and/or dispose of, by means of domestic and/or foreign financial groups, all types of economic funds and resources that may be necessary to carry out the corporate purpose, as well as obtain and grant loans or credits with or without guaranties, execute all types of credit agreements, issue obligations and any other credit instruments that may be issued in a series or in any other manner are placed at the disposal of the investing public, in Mexico or abroad;

        M)  Grant, draw, issue, accept, endorse, certify, guarantee or by any means subscribe, even by means of a special joint and several guaranty (aval), all types of credit instruments, and grant all types of guaranties, whether personal or of property, to guaranty the obligations of the subsidiaries in which the company has a majority participation, as well as against the subsidiaries of these, for the carrying out of the corporate purpose of the company;

        N)  Execute all types of trust agreements as necessary to carry out the corporate purpose of the Company;

        O)  Acquire as property, lease, possess, enjoy and in general use and manage all types of real property and other property, as well as the property rights permitted under Mexican or foreign law, in accordance with the requirements of such laws and which are necessary or convenient for the carrying out of the corporate purpose, provided that the company may not acquire, possess or manage, under any circumstances, real property for agricultural purposes;

        P)    Promote, organize, participate in and contract for, in Mexico or abroad, with companies or individuals, be they Mexican or foreign, competitions, public bids, transactions, events, meetings, expositions, publications, training, development, innovation and market research programs and in general participate in all types of business events and meetings that may be necessary or convenient for the carrying out of the corporate purpose;

        Q)  The contracting with, on its own account or on the account of third parties, in Mexico or abroad, whether Mexican or foreign, of individuals or companies for advertising purposes, as well as the purchase and/or sale of advertising space, and in general everything related to the communications and information media industry that may be necessary or convenient in order to carry out the corporate purpose;

        R)  Carry out, on its own account or on the account of third parties, in Mexico or abroad, with all types of individuals and companies, be they Mexican or foreign, training and development programs, as well as research programs that may be necessary or convenient in order to carry out their corporate purpose;

        S)    Request and obtain, under any title, concessions and permits and exercise the rights derived from the same, as well as register and patent and act as an intermediary or negotiator, and acquire, under any legal title, in Mexico or abroad, with individuals or companies of Mexican or foreign nationality, all types of inventions, utility models, industrial designs, trademarks, as well as all types of notices, commercial names, franchises, authorizations, licenses, sublicenses, concessions, options, preferences, rights over the above and in general all types of use and exploitation of intellectual and industrial, literary or artistic property rights, that may be necessary or convenient in order to carry out the corporate purpose;

        T)    Serve as an agent or representative, commission agent, distributor, intermediary and/or broker, in Mexico or abroad, of companies or individuals, whether Mexican or foreign, that may be necessary or convenient in order to carry out the corporate purpose;

        U)  Execute and/or carry out, in Mexico or abroad, on its own account or on the account of third parties, all types of principal and auxiliary actions, of a civil, commercial or any other nature, execute contracts, civil, mercantile, principal or guaranty covenants, or any other class of agreements permitted under law, and the company may also act as a guarantor, surety or in any other capacity, including as a sole or joint debtor, guarantee obligations and debts of the subsidiary companies in which it may have a majority participation, as well as against the subsidiary companies of the same, as may be necessary or convenient in order to carry out the corporate purpose;

        V)  In general, carry out any other activity and execute the agreements and covenants which may be required to carry out the corporate purpose, or that shall be carried out as per any legal provision.

Capital Stock

        Our authorized capital stock consists of 67,463,137 Series A Shares, of which 56,963,137 Series A Shares are issued and outstanding. The Series A Shares vote together on all matters. Each Series A Share has one vote per share.

Registration And Transfer

        All shares are evidenced by share certificates in registered form. Mexican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder. All of our share certificates are issued in the name of the registered holder. Mexican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry book and only are enforceable against us and third parties after such registration occurs. The S.D. Indeval, S.A. de C.V. ("Indeval") is the registrar and transfer agent for the Series A Shares held in book entry form. Shareholders holding their share certificates directly are required to be recorded as such by the secretary of our board of directors in our share registry book.

Shareholders Meetings

        Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year on the date determined by the board of directors within the first four (4) months following the closure of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders' meeting should discuss, approve or modify the report of the board of directors and the report of the examiners referred to in the General Law of Mercantile Companies, related to the day to day course of business, the general balance, the losses and earnings sheet, the statement of changes in financial position and the statement of the change in shareholders' investments for such fiscal year, of the company as well as of those mercantile or civil companies in which the company has a majority participation, when the value of the investment in each case exceeds twenty percent (20%) of the accounting capital of the company, as provided under the statement of financial position of the company at the close of the corresponding fiscal year. Such meeting shall also be in charge of naming the directors and examiners for the next fiscal year as well as determining their compensations.

        All notices of shareholders' meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least fifteen (15) days prior to the date programmed for the Meeting to be held. In order for the ordinary shareholders' meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented therein and the resolutions of such Meeting shall be valid when passed by a majority of the votes present.

        Our bylaws provide that holders of ninety-five (95%) percent of the votes entitled to be cast is required to approve any amendment to the section of the by-laws requiring approval of the board of directors for acquisitions of 5% or more of the Series A Shares. Our bylaws also provide that holders of seventy-five (75%) percent of the votes entitled to be cast is required to approve a liquidation of the company.

        Ordinary shareholders' meetings require the attendance of a least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of majority holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to take action.

        Extraordinary shareholders' meetings require the attendance of at least 75% of the shares that have the right to attend and vote at any such meetings, and affirmative vote of at least half that issued and outstanding shares having such voting right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares having the right to attend and vote at any such meeting.

        Shareholders may be present or represented by a simple proxy at shareholders' meetings. Directors and statutory auditors of the Company may not represent any shareholder at any shareholders' meeting. In order to attend any meeting, the shareholders must obtain and admission card prior to the meeting with Indeval or another financial institution in the United Mexican States or abroad. Such financial institutions must notify the Company (telegraphic or facsimile means are authorized) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Admission cards to shareholders' meetings may be regularly obtained through authorized brokers in the United Mexican States together with a list issued by Indeval will be sufficient for any shareholder to obtained the corresponding admission card.

Limitation Of Officers' And Directors' Liability

        In addition to voting for directors at the annual shareholder's meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer, an officer elected by the shareholders each year, delivers a report on our financial performance and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. Shareholders will likely fail in any suit brought in a Mexican court with respect to the acts or omissions deemed to have been released. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.

Pursuant to applicable law, we will indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee or agent or any of our predecessors, or serves or served any other enterprise as a director, officer, employee or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified by us under applicable law. We may, by action of our board of directors, provide for the payment of such expenses incurred by our employees and agents as it deems appropriate.

Liquidation Rights

        Any liquidation of the company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators.

Dividends

        Dividends are declared by the shareholders. All holders of common stock (represented by shares, CPOs or CPO ADSs) will share equally on a per share basis in any dividend declared by our shareholders.

Certain Voting Rights

        Our only class of outstanding capital stock consists of Series A Shares. Series A Shares when properly issued are fully voting shares of capital stock, without par value.

Preemptive and Other Rights

        The holders of Series A Shares are not entitled to preemptive or similar rights. The Series A Shares are not subject to redemption or a sinking fund.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Series A American Depositary Shares

        American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with a depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit.

        Citibank, N. A. has agreed to act as the depositary bank for the Series A American Depositary Shares of Grupo TMM pursuant to a deposit agreement. Citibank's depositary offices are located at 1 I1 Wall Street, New York, New York 10005. A copy of the form of deposit agreement was filed with the SEC as an exhibit to the Registration Statement on Form F-4, Registration No. 3X-8322. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D. C. 20549. Citibank Mexico S. A., located at Reforma 390, 6th Floor, Mexico D. F., C. P. 6695, Mexico is the custodian.

        We are providing you with a summary description of the material terms of the Series A ADSs and of your material rights as an owner of a Series A ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of a Series A ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

        Each Series A ADS represents the right to receive one Certificado de Participacidn Ordinario, or "CPO," on deposit with the custodian, which in term represents financial interests in one Series A Share. A Series A ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the Series A ADS but that has not been distributed to the owners of Series A ADSs because of legal restrictions or practical considerations. The deposit agreement and the Series A ADRs are governed by New York law. However, our obligations to the holders of CPOs will continue to be governed by the laws of Mexico, which may be different from the laws in the United States.

        If you become an owner of Series A ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the Series A ADR that represents your Series A ADSs. The deposit agreement and the Series A ADR specify our rights and obligations as well as your rights and obligations as owner of Series A ADSs and those of the depositary bank. As a Series A ADS holder you appoint the depositary bank to act on your behalf in certain circumstances.

        As an owner of Series A ADSs, you may hold your Series A ADSs either by means of a Series A ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your Series A ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as a Series A ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the Series A ADSs directly by means of a Series A ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns Series A ADSs and will own Series A ADSs at the relevant time.

Dividends and Distributions

        As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of Series A ADSs held as of a specified record date.

  Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the Custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U. S. dollars and for the distribution of the U. S. dollars to the holders, subject to the Mexican laws and regulations.

        The conversion into U. S. dollars will take place only if reasonable and if the U. S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) filed by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

  Distributions of CPOs

        Whenever we make an in-kind distribution of CPOs in respect of the CPOs on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of CPOs with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new Series A ADSs representing the CPOs deposited or modify the Series A ADS-to-CPO ratio, in which case each Series A ADS you hold will represent rights and interests in the additional CPOs so deposited. Only whole new Series A ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new Series A ADSs or the modification of the Series A ADS-to-CPO ratio upon a distribution of CPOs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new CPOs so distributed.

        No such distribution of new Series A ADSs will be made if it would violate a law (for example, the U. S. securities laws) or if it is not feasible. If the depositary bank does not distribute new Series A ADSs as described above, it may sell the CPOs received upon the terms described in the deposit agreement and will distribute the proceeds of the safe as in the case of a distribution of cash.

  Distributions of Rights

        Whenever we intend to distribute rights to purchase additional CPOs, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and feasible to distribute rights to purchase additional Series A ADSs to holders.

        The depositary bank will establish procedures to distribute rights to purchase additional Series A ADSs to holders and to enable such holders to exercise such rights if it is lawful and feasible to make the rights available to holders of Series A ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new Series A ADSs upon the exercise of your rights, The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new CPOs other than in the form of Series A ADSs.

        The depositary bank will not distribute the rights to you if:

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    we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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    we fail to deliver satisfactory documents to the depositary bank; or

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    it is not lawful and feasible to distribute the rights.

        The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonable and proper. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

  Other Distributions

        Whenever we intend to distribute property other than cash, CPOs or rights to purchase additional CPOs, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and feasible.

        If it is feasible to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems equitable and practicable. The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

        The depositary bank will not distribute the property to you and will sell the property if:

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    we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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    we do not deliver satisfactory documents to the depositary bank; or

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    the depositary bank determines that all or a portion of the distribution to you is not feasible.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting CPOs

        The CPOs held on deposit for your Series A ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such CPOs or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your Series A ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the CPOs held on deposit. The depositary bank may in such circumstances deliver new Series A ADSs to you or call for the exchange of your existing Series A ADSs for new Series A ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of CPOs

        The depositary bank may create Series A ADSs on your behalf if you or your broker deposits CPOs with the custodian. The depositary bank will deliver these Series A ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the CPOs to the custodian. Your ability to deposit CPOs and receive Series A ADSs may be limited by U.S. and Mexican legal considerations applicable at the time of deposit.

        The issuance of Series A ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the CPOs have been duly transferred to the custodian. The depositary bank will only issue Series A ADSs in whole numbers.

        When you make a deposit of CPOs, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

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    The CPOs are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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    All preemptive (and similar) rights, if any, with respect to such CPOs have been validly waived or exercised.

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    You are duly authorized to deposit the CPOs.

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    The CPOs presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the Series A ADSs issuable upon such deposit will not (except as specifically contemplated in the deposit agreement) be, "restricted securities" (as defined in the deposit agreement).

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    The CPOs presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of Series A ADRs

        As a Series A ADR holder, you will be entitled to transfer, combine or split-up your Series A ADRs and the Series A ADSs evidenced thereby. For transfers of Series A ADRs, you will have to surrender the Series A ADRs to be transferred to the depositary bank and also must:

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    ensure that the surrendered Series A ADR is properly endorsed or otherwise in proper form for transfer;

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    provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

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    provide any transfer stamps required by the State of New York or the United States; and

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    pay all applicable fees, charges, expenses, taxes and other government charges payable by Series A ADR holders pursuant to the terms of the deposit agreement, upon the transfer of Series A ADRs.

        To have your Series A ADRs either combined or split-up, you must surrender the Series A ADRs in question to the depositary bank with your request to have them combined or split-up, and you must pay all applicable fees, charges and expenses payable by Series A ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of Series A ADRs.

Withdrawal of Shares Upon Cancellation of Series A ADSs

        As a holder, you will be entitled to present your Series A ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying CPOs at the custodian's offices. Your ability to withdraw the CPOs may be limited by U. S. and Mexican law considerations applicable at the time of withdrawal. In order to withdraw the CPOs represented by your Series A ADSs, you will be required to pay to the depositary the fees for cancellation of Series A ADSs and any charges and taxes payable upon the transfer of the CPOs being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the Series A ADSs will not have any rights under the deposit agreement.

        If you hold a Series A ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your Series A ADSs. The withdrawal of the CPOs represented by your Series A ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept Series A ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your Series A ADSs at any time, subject to your obligations to pay any applicable fees, taxes and similar charges, except for:

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    temporary delays that may arise because (i) the transfer books for the CPOs or Series A ADSs are closed, or (ii) CPOs are immobilized on account of a shareholders' meeting or a payment of dividends; and

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    restrictions imposed because of laws or regulations applicable to Series A ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your Series A ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the CPOs represented by your ADSs.

        The Depositary must mail to all holders of CPO ADRs a notice containing the information (or a summary thereof) included in any notice of a meeting of holders of CPOs received by the Depositary. Holders of CPO ADRs are entitled to instruct the Depositary as to the exercise of voting rights attaching to the deposited CPOs, and upon receipt of such instructions the Depositary will endeavor, insofar as practical and permitted under the provisions of or governing the CPOs, to vote or cause to be voted the CPOs underlying such holders' CPO ADRs in accordance with such instructions. CPO ADR holders are not entitled to attend CPO General Meetings. ADR holders are entitled to instruct the Depositary as to the manner of voting the CPOs represented by CPO ADRs at any CPO General Meeting or for purposes of exercising any individual rights of a CPO holder under Mexican law.

        Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

        Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. We note that because CPOs are negotiable instruments separate and apart from Series A Shares, holders of CPOs do not qualify as shareholders of the Company, and may not exercise any of the minority rights afforded by the Securities law (Ley del Mercado de Va/ores) of the United Mexican States. In addition, due to the fact that by the terms of the CPO Trust, the CPO Trustee is required to systematically vote in the same manner as the holders of a majority of Series A Shares that are not in the CPO Trust, rights of minority shareholders attaching to Series A Shares held by the CPO Trust may not be exercised against the Company or its directors.

Fees and Charges

        As a Series A ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of Series A ADSs	Up to 5¢ per Series A ADS issued
Cancellation of Series A ADSs	Up to 5¢ per Series A ADS cancelled
Exercise of rights to purchase additional ADSs	Up to 5¢ per Series A ADS issued
Distribution of Series A ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by New York Stock Exchange)
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to 2¢ per Series A ADS held

        As a Series A ADS holder you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

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    Fees for the transfer and registration of CPOs charged by the registrar and transfer agent for the CPOs in Mexico (i.e. upon deposit and withdrawal of CPOs).

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    Expenses incurred for converting foreign currency into U.S. dollars.

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    Expenses for cable, telex and fax transmissions and for delivery of securities.

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    Taxes and duties upon the transfer of securities (i.e., when CPOs are deposited or withdrawn from deposit).

        We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

        We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 90 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. Modifications or supplements that are reasonably necessary for the Series A ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay, will not be treated as modifications or amendments that materially prejudice your substantial rights. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your Series A ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the CPOs represented by your Series A ADSs (except as permitted by law).

        We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit In either agreement. In either case, the depositary bank must give notice to the holders at least 60 days before termination.

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    For a period of six months after termination, you will be able to request the cancellation of your Series A ADSs and the withdrawal of the CPOs represented by your Series A ADSs and the delivery of all other property held by the depositary bank in respect of those CPOs on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the CPOs on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your Series A ADSs.

    •
    After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of Series A ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of Series A ADSs still outstanding.

  Books of Depository

        The depositary bank will maintain Series A ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Series A ADSs and the deposit agreement.

        The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of Series AADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

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    We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement in good faith and using our best judgment.

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    The depositary bank disclaims any liability for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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    We and the depositary bank are not obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities if it represents for us an expense or liability, unless proper indemnity is furnished to our satisfaction.

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    We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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    We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Estatutos Sociales, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

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    We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Estatutos Sociales or in any provisions of securities on deposit.

    •
    We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of Series A ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

    •
    We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of CPOs but is not, under the terms of the deposit agreement, made available to you.

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    We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

        The depositary bank may, in certain circumstances, issue Series A ADSs before receiving a deposit of CPOs or release CPOs before receiving Series A ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, including, for example, the need to receive collateral, the type of collateral required, and requiring representations from brokers. The depositary bank may retain the compensation received from the pre-release transactions.

        You will be responsible for the taxes and other governmental charges payable on the Series A ADSs and the securities represented by the Series A ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary bank may refuse to issue Series A ADSs, to deliver, transfer, split and combine Series A ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary bank will arrange for the conversion of all foreign currency received into U. S. dollars if such conversion is reasonable, and it will distribute the U. S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not reasonable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

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    Convert the foreign currency to the extent practical and lawful and distribute the U. S. dollars to the holders for whom the conversion and distribution is lawful and practical.

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    Distribute the foreign currency to holders for whom the distribution is lawful and practical.

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    Hold the foreign currency (without liability for interest) for the applicable holders.

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